June 24, 2019

Mara Ransom
Assistant Director
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	OneWater Marine Inc.
Draft Registration Statement on Form S-1
Submitted April 26, 2019
CIK No. 0001772921

Ladies and Gentlemen:

Set forth below are the responses of OneWater Marine, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2019, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001772921, submitted to the Commission on April 26, 2019 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting a second confidential filing of the Registration Statement on Form S-1 (“Submission No. 2”) via EDGAR. For your convenience, we will hand-deliver three copies of this letter as well as three copies of Submission No. 2 marked to show all revisions made since the initial submission of the Registration Statement. We will also supplementally provide certain information responsive to Comment No. 29 in a separate letter to the Staff.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Submission No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Submission No. 2.

Draft Registration Statement on Form S-1

Acquisition Strategy, page 7

1.
Reference is made to your disclosure of the estimated Adjusted EBITDA that you believe your pipeline of acquisitions could contribute. Please provide the disclosures required by Item 10(e)(i) of Regulation S-K. If you do not believe the disclosure represents a non-GAAP measure, please explain why. Refer to Item 10(e) of Regulation S-K and Section 101 of the Division's Compliance and Disclosure Interpretations on the use of non-GAAP financial measures.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to delete the estimate of Adjusted EBITDA that could be contributed by our pipeline of acquisitions. Please see pages 7 and 90 of Submission No. 2.

Corporate Reorganization, page 7

2.	Please ensure that the diagram on page 10 depicts the fact that certain Legacy Holders will also hold shares of Class A Common Stock, as you disclose elsewhere.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to depict that certain Legacy Holders will also hold shares of Class A Common Stock after the offering. Please see page 10 of Submission No. 2.

Summary Historical Consolidated Financial and Operating Data, page 17

3.
Reference is made to footnote (3) and your calculation of pro forma per share data. We note that your calculation reflects the estimated number of shares of common stock you expect to have outstanding upon the completion of your corporate reorganization described under “—Corporate Reorganization” and the offering. Per page 100, the corporate reorganization includes exercise of warrants and the net offering proceeds will be used to redeem all of the outstanding Opco Preferred Units. Please tell us your consideration of adjusting the numerator in your calculation of pro forma per share data for these transactions.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that the numerator in our calculation of pro forma per share data excludes the redeemable preferred interest and the change in fair value of warrant liability, as we expect to redeem the Opco Preferred Units and expect the holders of the LLC Warrants to exercise such LLC Warrants in connection with this offering and our corporate reorganization. We have therefore excluded such amounts from our calculation of pro forma per share data. We have revised the Registration Statement accordingly to clarify this calculation. Please see pages 18 and 57 of Submission No. 2.

Capitalization, page 53

4.	Please tell us your consideration of including the warrant liability and redeemable preferred interest in subsidiary in the table.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to include line items for the LLC Warrants and Opco Preferred Units in the Capitalization table. Please see page 53 of Submission No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Estimates
Goodwill and Other Intangible Assets, page 60

5.
We note your disclosure on page F-12 that the CODM has determined that the marine retail business operating segment is the company’s reporting unit. In that regard, please clarify for us if you aggregate multiple components into your reporting unit. If so, please tell us the components you have aggregated and provide us with your analysis that supports aggregation is appropriate pursuant to ASC 350-20-35-35.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we completed an assessment of our operations based on the business activities in which we generate revenue, the operating results reviewed by our chief operating decision maker (“CODM”), who is our Chief Executive Officer, Austin Singleton, and the availability of discrete financial information. Our CODM currently reviews financial information and operates our business as one marine retail unit, and we have concluded that we have one operating segment and one reporting unit. Accordingly, our CODM determined that aggregation of multiple operating segments was not applicable. For additional information, please see our response to Comment No. 24 below.

Fair Value of Financial Instruments, page 61

6.
Please expand your critical accounting policy disclosure to also include a discussion regarding equity based compensation. Please address the methods that management used to determine the fair value of the warrants and equity awards and the nature of the material assumptions involved. If you utilized the market and income approaches to arrive at fair value, please discuss how you weighted each approach used in your valuation and what factors you considered in determining these weightings. If you used the income approach, please disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate. Disclose the extent to which the estimates are considered highly complex and subjective and that estimates will not be necessary to determine the fair value of new awards once your shares begin trading.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to include additional disclosure regarding our fair value measurements. Please see page 61 of Submission No. 2.

Results of Operations, page 65

7.	Revise your discussions of Revenues to quantify the extent to which the increase in revenues is attributable to same-store sales.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to quantify the increase in revenue from same-store sales. Please see pages 66 and 69 of Submission No. 2. Additionally, we respectfully advise the Staff that we are unable to calculate same-store sales data by product line and are therefore unable to quantify the extent to which increases in product line revenue are attributable to same-store sales.

Gross Profit, page 66

8.
We note that you quantify gross profit by product categories. Please expand your disclosure to describe how you calculate gross profit. In doing so, please supplement your discussion and analysis of gross profit by disclosing the nature of costs included in cost of sales.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to include a discussion on the calculation of gross profit and the nature of costs included in cost of sales. Please see page 62 of Submission No. 2.

We calculate gross profit as revenue less cost of sales. Cost of sales consists of actual amounts paid for products, costs of services (primarily labor), transportation costs from manufacturers to our retail stores, and vendor consideration.  We supplementally advise the Staff that we acquire products from various manufacturers, which are sent directly to our retail stores and resold directly to end customers. We include the cost to purchase goods, plus related transportation costs and vendor consideration received, within cost of sales. Additionally, we provide repair and maintenance services to our customers and include the labor costs to complete those services within cost of sales.

Our gross profit calculation excludes any depreciation and amortization, which is presented separately in our Consolidated Statement of Operations. Additionally, we supplementally advise the Staff that our overall depreciation and amortization expense comprises only 0.3% of our revenue. We do not manufacture the products we sell, nor do we maintain distribution centers for our products that would generate significant depreciation and amortization attributable to cost of sales. The majority of our retail stores are leased, and we have low capital expenditures related to our facilities. Moreover, we generally store inventory on the lots at our retail locations, which have a corresponding asset of land with no associated depreciation. Our buildings, furniture and equipment are generally designated for the sales process, and related depreciation and amortization are excluded as a selling expense. While inventory may transition in and out of a building for a period of time and we do have a minimal amount of land improvements capitalized, only a very immaterial amount of our depreciation or amortization expense could be attributable to cost of sales.

Selling, General & Administrative Expenses, page 67

9.
We note that you identify two or more factors that contributed to a change in your operating expenses. As a best practice, please quantify the impact of each material factor that resulted in the increase in selling, general and administrative expenses. Similar revisions should be made regarding the increases/decreases in depreciation and amortization, interest expense-floor plan and interest expense-other to provide investors with better insight into the underlying reasons for such changes. Please refer to Item 303(a)(3) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to further quantify the impact of each material factor that affected each expense line item. Please see pages  67, 68, 71, and 72 of Submission No. 2.

Liquidity and Capital Resources, page 70

10.
Please expand your disclosure to discuss that you are a holding company with no operations on your own, and that you will depend upon the subsidiaries for cash. Please more specifically describe dividend restrictions in relation to your debt agreements and any other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions. Refer to Item 303(a)(1) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to clarify our status as a holding company and to describe dividend restrictions. Please see pages 74, 75, 77 and 78 of Submission No. 2.

Debt Agreements
GS/BIP Credit Facility, page 71

11.
You indicate that this offering will trigger mandatory repayment of the GS/BIP Credit Facility and, to the extent offering proceeds are not sufficient to repay the entire amount outstanding, that OneWater LLC intends to repay the remaining portion with a refinancing. Given the stated importance of the GS/BIP Credit Facility to acquisitions and related growth prospects, please disclose, if known, more information on how OneWater LLC intends to replace this source of cash. If you anticipate new financing agreements will be in effect following this offering, disclose whether you anticipate that OneWater LLC will be restricted from making distributions to you under such arrangements.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we may refinance or enter into additional financing agreements to repay any remaining amounts due under the GS/BIP Credit Facility, after application of proceeds from this offering. Should we repay the remaining amounts due under, and subsequently terminate, the GS/BIP Credit Facility, we anticipate entering into additional financing arrangements to replace the source of capital provided by the GS/BIP Credit Facility to make additional acquisitions. To date, we have not formalized any such financing agreements but anticipate doing so prior to completion of this offering. To the extent we finalize any new financing agreements prior to the effectiveness of the Registration Statement, we will revise the Registration Statement to include a description of such agreements, including restrictions on dividends or distributions.

Liquidity and Capital Resources
Tax Receivable Agreement, page 74

12.
As you are dependent upon OneWater LLC to fund your obligations, please add disclosure regarding how OneWater LLC plans to fund your obligations under the Tax Receivable Agreement, whether from cash from operations, from financing activities, or otherwise. Also add disclosure about the effect the Tax Receivable Agreement will have on your liquidity, including a reduction in overall cash flow, and about your plans to address the issue.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include additional disclosure stating that (i) we generally expect OneWater LLC to fund distributions related to payments due by the Company under the Tax Receivable Agreement out of available cash and (ii) in the event that payments under the Tax Receivable Agreement are accelerated, where applicable, we generally expect to fund such accelerated payments out of the proceeds of the change of control transaction giving rise to such acceleration. In addition, we have revised the Registration Statement to discuss the effects of the Tax Receivable Agreement on our liquidity. Please see pages 36, 45 and 80 of Submission No. 2.

13.	Revise your discussion of the Tax Receivable Agreement throughout the prospectus to quantify, if possible, the likely tax benefits to be realized and paid to the Unit Holders.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to include an estimate of the tax benefits to be realized by the Company, based on certain assumptions detailed in the Registration Statement, including a redemption of all of the outstanding OneWater LLC Units (other than those held by the Company) immediately after this offering. Please see page 111 of Submission No. 2. We respectfully advise the Staff that the Registration Statement includes an estimate of the payments to be made to the Unit Holders who are parties to the Tax Receivable Agreement, assuming an early termination of the Tax Receivable Agreement immediately after this offering (including both the discounted and undiscounted liability). Please see pages 44 and 112 of Submission No. 2.

Business, page 83

14.
The charts on pages 6 and 83 depict year-on-year growth for the last two years. As operations began in 2014, please revise to expand the charts to include additional years or tell us why you believe this information is not material.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we were an early stage development company when we began operations in fiscal year 2014, with growth driven primarily by acquisitions rather than same-store organic growth.  As a result, inclusion of earlier fiscal year financial information in the charts on pages 6 and 89 of the Registration Statement would reflect growth rates in the metrics presented that are higher than the growth rates we expect to achieve in the future and could potentially be misleading to investors. Additionally, as an emerging growth company, we are not required to present more than two full fiscal years of audited financial statements in the Registration Statement or present selected financial data for any period prior to the earliest audited period presented in the Registration Statement. We have not audited the financial information for any fiscal year prior to 2017 in accordance with the standards set forth by the Public Company Accounting Oversight Board. Accordingly, we have elected not to provide certain financial metrics, such as revenue, gross profit and Adjusted EBITDA, for any fiscal years prior to 2017; however, we advise the Staff that we are currently evaluating whether disclosure of same-store sales growth for fiscal year 2017, which would include certain fiscal year 2016 same-store sales information in the year-over-year comparison, would be helpful to investors. If we conclude that such metric would be helpful to investors, we will include such information in future amendments to our Registration Statement.

15.
Given the importance to your business model of local and regional dealer group branding, please describe the post-acquisition agreements you have in place that "[maintain]" the long term engagement of former owners," including the typical duration of the agreements.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 90 of Submission No. 2. Additionally, we supplementally advise the Staff that under certain circumstances, we enter into post-acquisition agreements with former owners, including customary employment agreements, leases for dealerships and other agreements in the ordinary course. The terms of these customary employment agreements are typically for three years with salaries that are commensurate with their new positions. Because we retain the original store names and brands of the dealer groups we acquire, former owners are incentivized to stay involved as their name and reputation remain “on the door,” even if no formal employment agreement is maintained.

One Water Marine Holdings, LLC Consolidated Financial Statements
Consolidated Statement of Operations, page F-4

16.
Because the fiscal 2018 dividends you paid exceeded fiscal 2018 earnings, please tell us your consideration of including pro forma per unit data giving effect to the number of common units whose proceeds would be necessary to pay the distribution in excess of the current year´s earnings. To the extent you include such pro forma per unit data in response to this comment, please include your calculation as a footnote. Refer to SAB Topic 1:B.3.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we have historically made cash distributions to common members proportional to their allocated taxable income as indicated on each member’s respective Schedule K-1 tax forms. All distributions made in fiscal year 2018 were paid to the holders of common units of OneWater LLC. Currently, there is a significant difference between book and taxable income related to the change in fair value of the warrant liability. While this is a book charge, it is not deductible for tax purposes, resulting in significant taxable income to the common unit holders of OneWater LLC. We are basing the distributions on the various subsidiaries’ Schedule K-1s prepared on a separate return basis. We expect the LLC Warrants to be exercised simultaneously with this offering, and after such exercise, there will not be additional changes in fair value of the warrant liability. Additionally, we have revised the Registration Statement to add a pro forma basic and diluted net loss per common unit holder that reflects the additional shares required to generate proceeds sufficient to pay the dividend in excess of current period losses. We will also include an additional note to our consolidated financial statements that includes the computations necessary to calculate pro forma net loss per basic and diluted interests. Please see pages F-3, F-22, F-26 and F-49 of Submission No. 2.

Notes to the Consolidated Financial Statements, page F-6

17.
Please describe in more detail the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of members' equity or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to include additional disclosure regarding restrictions on the payment of dividends. Please see page F-45 of Submission No. 2.

18.
Please tell us the nature of any restrictions on the ability of your consolidated subsidiaries to transfer funds to One Water Marine Holdings, LLC in the form of cash dividends, loans or advances. In addition, please tell us: (i) the amount of restricted net assets of unconsolidated and consolidated subsidiaries as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and supplementally advise the Staff that currently, there are certain restrictions for loans or advances between OneWater LLC and its operating subsidiaries, in addition to the restrictions on dividend payments as discussed in our response to Comment No. 17 above. The GS/BIP Credit Facility, permits intercompany indebtedness, provided that such indebtedness is unsecured and subordinate to the obligations under the GS/BIP Credit Facility. Pursuant to the Inventory Financing Agreement, certain of our subsidiaries designated as “Dealers” under the Inventory Financing Agreement are generally restricted from incurring indebtedness, including certain restrictions on intercompany loans or advances. We supplementally advise the Staff that, in connection with the offering, we plan to refinance the GS/BIP Credit Facility and anticipate amending or replacing the Inventory Financing Agreement, and we have therefore excluded a discussion of restrictions on intercompany loans or advances in Submission No. 2. To the extent we finalize any new financing agreements prior to the effectiveness of the Registration Statement, we will revise the Registration Statement to include a description of such agreements, including restrictions on dividends, distributions and intercompany loans and advances, if any.

Additionally, we considered if the amount of restricted net assets or associated additional disclosures were necessary as contemplated in Rule 5-04 of Regulation S-X. We determined that additional disclosures were not necessary as the restricted assets are less than 25% of total net assets.

1 Description of Company and Basis of Presentation
Description of the Business, page F-7

19.
We note that you refer to One Water Marine Holdings, LLC as “OWMH” in your consolidated financial statements and you refer to One Water Marine Holdings, LLC as “OneWater LLC” in all other parts of the registration statement. Please tell us your consideration of providing a consistent reference.

RESPONSE: We acknowledge the Staff’s comment and have revised the consolidated financial statements to use the defined term “OneWater LLC.”

2 Summary of Significant Accounting Policies, page F-8

20.	Please revise to disclose your accounting policy for operating leases.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to include additional disclosure regarding our accounting policy for operating leases. Please see page F-27 of Submission No. 2.

Goodwill and Other Identifiable Intangible Assets, page F-9

21.
Please revise your disclosure in the first paragraph to clarify that the excess of cost over the “fair value” of the identifiable net assets acquired is recorded as goodwill. Refer to ASC 805-30-30-1b.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-27 of Submission No. 2.

Revenue Recognition, page F-10

22.
Please tell us whether you establish finance, insurance and extended warranty contract chargeback reserves. If so, please tell us and disclose the amount of the chargeback reserves for the periods presented, and disclose the method and assumptions used in establishing such reserves.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not currently maintain finance, insurance and extended warranty contract chargeback reserves, as these amounts would be de minimis, approximately $125,000. We will continue to monitor the need for a chargeback reserve and record one in the future should the amounts become more significant. Additionally, we have also revised the Registration Statement to include additional disclosure regarding reserves. Please see page F-29 of Submission No. 2.

23.
We note your disclosure on page 62 that you generate pre-owned sales from brokerage transactions and consignment sales. Please expand your revenue recognition accounting policy to discuss these transactions.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-28 of Submission No. 2.

Segment Information, page F-11

24.
We reference your diversified revenue stream discussion at the bottom of page 5 that non-boat product and service lines contributed 27% of gross profit for fiscal year 2018. You have diversified your business across geographies and dealership types (e.g., fresh water and salt water) in order to reduce the effects of seasonality. Further, in an effort to counteract economic downturn, you increased your focus on pre-owned sales, parts and repair services, and finance and insurance services as disclosed in the fourth paragraph on page 59. In light of the foregoing and the 2017 and 2018 acquisitions that expanded your product offerings, please tell us your basis in GAAP for concluding that you have one operating segment. Please also clarify that the operating segment which is a reporting unit is also a reportable segment. Refer to ASC 280.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we completed an assessment of our operating segments based on the guidance prescribed by ASC 280 – Segment Reporting. ASC 280 defines an operating segment as a component of a business entity that has each of the three following characteristics:

•	The component engages in business activities from which it may earn revenues and incur expenses;

•
The operating results of the component are regularly reviewed by the entity’s CODM to assess the performance of the individual component and make decisions about resources to be allocated to the component; and

•	Discrete financial information about the component is available.

CODM Review

The Company is comprised of boat dealerships. A boat dealership may consist of one or more retail locations within a geographic area, and each retail location may consist of one or more buildings.  A dealership typically has revenue, expenses, customers and a manager, although some managers cover more than one dealership.

Our CODM, is our Chief Executive Officer, Austin Singleton.  Mr. Singleton is responsible for assessing the performance of the business of the Company.  He has the authority over the approval of capital expenditures, budgets, and assessing performance against metrics as well as determining the compensation of executive officers and managers.  Mr. Singleton has the ultimate authority to allocate resources, and his involvement and level of authority is evidenced by the following decision-making responsibilities:

•
He is responsible for reporting our financial performance to our Board of Directors and outside equity holders. This includes approving our annual budgets and assessing performance of actual to budgeted results. Additionally, he is responsible for assessing performance of acquisitions once they are integrated into the business.

•
He spends a considerable amount of time related to the evaluation and expansion into new markets and acquisitions. We have completed 10 acquisitions, including 26 retail locations in the past three fiscal years and expect to close one additional acquisition later this fiscal year.

•
He evaluates and approves capital needs for new markets and acquisitions, including oversight related to significant and growth-related capital expenditures (versus routine maintenance capital expenditures).

•	He leads negotiations with our existing and new manufacturers and evaluates and launches new products in our existing or new retail locations.

Our CODM reviews financial results and other information at the marine retail level. Our CODM receives financial information on a consolidated company-level (representing the marine retail level) operations each month, quarter and year-to-date, which forms the basis for our financial results presented to our Board of Directors and outside equity holders.  The CODM makes decisions on allocations of resources and corporate strategy based on this information at the marine retail level. When issues or questions arise the CODM asks or instructs the Chief Operating Officer to investigate issues and report the resolution of the issues to the CODM.  For example, the Chief Operating Officer regularly interacts with individual dealership managers and holds video conferences to discuss financial performance and results in detail, but the Chief Executive Officer does not participate in such meetings and discussions.

Discrete Financial Information

We also considered whether discrete financial information was available beyond the Company’s consolidated results. Management considered whether discrete financial information by product line was available and reviewed. Management noted that our Consolidated Statements of Operations do not identify expenses by product line. We maintain reports and metrics on new boat sales, pre-owned boat sales, finance and insurance (“F&I”) products and service, parts & other sales, but we do not maintain by product line our primary metrics for assessing performance, which include same-store sales, Adjusted EBITDA and net profit margin. We do not maintain complete financial information for each product line, including a means to track assets by product line. We have not developed these means to track and report information because that is not how the CODM manages the business. We therefore concluded that discrete financial information does not exist at the product line level since we are unable to calculate the Company’s key metrics used by the CODM to assess performance and allocate resources. Furthermore, the financial information provided to the CODM does not contain, by product line, our primary metrics of same-store sales, Adjusted EBITDA or net profit margin. In light of these factors, we determined the product lines do not qualify as operating segments.

As discussed above, our CODM does not review our primary metrics by product line. Additionally, these metrics are not currently available by product line. The CODM has not asked the Company to gather the information or develop the accounting records necessary to report these metrics by product line. Management also believes that in assessing performance, the financial information for the product lines must be reviewed in totality, as a single boat sale involves revenue from several streams.  For example, we may offer a new boat sale discount in order to sell F&I products, preventing the transaction from reflecting the true performance of the new boat sales product line. Additionally, many expenses cannot be broken down by product line as they target getting customers into dealerships. For example, a customer may have received marketing material for a pre-owned boat but may end up buying a new boat, or the customer may not buy a boat but may instead purchase maintenance and repair services to update his or her existing boat.  Finally, since our personnel operate across product lines, we are not able to determine the proper amount of expense that should be allocated to each. While allocations could be created based on various methodologies, our CODM has not asked us to prepare these allocations because that is not how he manages the business; further emphasizing that product lines do not qualify as operating segments.

Segment Management

ASC 280-10-50-7 states that “generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment.  The term segment manager identifies a function, not necessarily a manager with a specific title.”

The Chief Operating Officer of OneWater LLC, Anthony Aisquith, is deemed to be a segment manager who is accountable to and maintains regular contact with the CODM. He reviews operating activities, financial results, forecasts and plans for the marine retail segment. The Chief Operating Officer interacts with the dealership and operations managers who oversee sales, marketing, inventory fixed operations and real estate. There are no regional or mid-level managers between the Chief Operating Officer and the dealerships. These dealership and operations managers support the Chief Operating Officer and their respective dealerships to help them to run a better business. They do not regularly meet with, report to or interact with the CODM.

There are other corporate personnel who report directly to the CODM, including the Chief Financial Officer and Vice President of Corporate Development.  These individuals do not represent segment managers, as they manage corporate functions and do not engage in business activities that generate revenue.

Based upon the criteria set forth in ASC 280, particularly focusing on our CODM’s regular review of information at the consolidated marine retail level, we have concluded that only one operating segment, the marine retail segment, exists and that the segment manager is the Chief Operating Officer.

We have modified the disclosure in Submission No. 2 to clarify that the operating segment which is a reporting unit is also a reportable segment. Please see page F-30 of Submission No. 2.

5 Acquisitions, page F-14

25.	Please explain the nature of the reinvestments in BAO and SSAO. Also explain your accounting for the reinvestments referencing authoritative literature that supports your accounting treatment.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that in connection with the acquisitions of Bosun’s Marine, Inc. and South Shore Marine Services, Inc., we and the respective sellers mutually agreed upon a purchase price for the assets and operations to be acquired.  This agreed upon purchase price was considered the fair value of the assets and operations as this was a transaction between willing unrelated parties.  The former owners requested, and we agreed as part of the negotiation process, to receive equity in addition to cash as consideration for the assets sold.  Approximately 75% of the purchase price was paid to the former owners in cash and approximately 25% of the purchase price was paid to the former owners in equity shares of the respective operating subsidiaries,  Bosun’s Assets and Operations and South Shore Assets and Operations.  The equity interests portion of the purchase price to the former owners was described in the Registration Statement as “reinvested” in the respective subsidiaries.

The purchase transactions were accounted for in accordance with ASC 805 – Business Combinations. As a result of the transactions, such former owners hold equity interests in certain of our subsidiaries.  The interests of the former owners in the subsidiaries are accounted for as non-controlling interests in accordance with ASC 810-10-45-15, and we initially measured the non-controlling interests at an amount that approximates fair value, per ASC 805-20-30-7. The non-controlling interest holders do not have voting rights or the benefit of control over the respective subsidiaries.

We have modified the disclosure in the Registration Statement to remove the term “reinvestment in” and to refer to such transaction as the “non-controlling interest in” for clarification. Please see pages F-34, F-36 and F-37 of Submission No. 2.

17 Members' Equity
OWMH Preferred Interest, page F-26

26.
Please explain the nature of the OWMH Preferred Interest and how you account for it referencing authoritative literature that supports your accounting treatment. In doing so, please address the interest rate of 5.0% per annum and how relevant elements of the OWMH Preferred Interest are considered in the calculation of net loss attributable to common interest holders.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the OWMH Preferred Interest, which we have renamed the “OneWater LLC preferred distribution” in Submission No. 2 for clarity, originated from the execution of an amendment to the Limited Liability Company Agreement of OneWater LLC during the year ended September 30, 2015. In the amended Limited Liability Company Agreement of OneWater LLC a founding common member would be paid a preferred distribution of a fixed amount of $3,752,108 prior to any distributions to the common members (including the founding common member that will receive the preferred distribution) if and when a distribution is declared by the Company’s Board of Directors. Accordingly, the OneWater LLC preferred distribution is a preferential right to dividends if and when declared by the Company’s Board of Directors or upon liquidation of the Company.

Effective March 1, 2017, the Amended Limited Liability Company Agreement of One Water LLC was further amended (Third Amended & Restated Limited Liability Company Agreement of One Water LLC) to include a five percent per annum cumulative return on this preferred dividend. We have accounted for this right to receive the preferred dividend by a common member as a preferred right separate from that common member’s right to participate in the residual earnings of the Company. We acknowledge that separate presentation of this preferred right is not required but we had separated this due to the quantitative and qualitative immateriality of the amount. We propose to combine the preferred right with common interest going forward with appropriate footnote disclosure as illustrated in the Capitalization table on page 53 of the second submission. The guidance in ASC 505 requires that dividends should generally not be recognized as a liability (with an offset to retained earnings) until declared, even if the dividends are cumulative.

The five percent per annum cumulative return on the OneWater LLC preferred distribution of $184,402 and $175,606 in fiscal years 2017 and 2018, respectively, was paid during 2017 and 2018 and was recorded as interest expense in the Company’s Consolidated Statement of Operations These amounts should more appropriately have been recorded as dividend distributions rather than an expense but the Company chose to classify these amounts as expense due to the immateriality of the amounts.  The Company is proposing appropriately accounting for this cumulative return as a dividend distribution moving forward.

Additionally, we advise the staff that the net loss attributable to common interest holders on page F-4 of Submission No. 2 has been modified to include the OneWater LLC preferred distribution payments in calculating net loss attributable to common interest holders. We have also modified Footnote No. 13 on page F-17 of Submission No. 2 to clarify the nature of the OneWater LLC preferred distribution.

19 Contingencies and Commitments
Claims and Litigation, page F-28

27.
We note your disclosure that the company is involved in various legal proceedings. Please enhance your disclosure to describe the nature of the legal proceedings, the amounts accrued and reflected in the financial statements, and whether such proceedings will materially affect your financial position, results of operations and/or cash flows. Further, if it is reasonably possible that a material additional loss above the amount accrued may be incurred, please disclose an estimate of the additional possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 450-20-50-4.

RESPONSE: We acknowledge the Staff’s comment and supplementally advise the Staff that these legal proceedings are in the normal course of business and that no liability is required to be recorded in accordance with the accounting standards since the likelihood of an unfavorable outcome is not probable and the amount of any loss is not reasonably estimable. We have accordingly revised the Registration Statement to note that in the opinion of management, it is not reasonably probable that the pending litigation, disputes or claims against the Company, if decided adversely, will have a material adverse effect on our financial condition, results of operations or cash flows. Please see page F-46 of Submission No. 2.

General

28.
If Goldman Sachs & Co. will be effecting sales of your securities in the secondary market after this offering, please tell us whether a market making prospectus will be included in this registration statement.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that Goldman Sachs & Co. LLC does not intend to act as a market-maker for our securities. Accordingly, it will not be necessary to include a market-making prospectus in the Registration Statement.

29.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We are supplementally providing the Staff a copy of the presentation confidentially provided to potential investors in reliance on Section 5(d) of the Securities Act and undertake to provide to the Staff a copy of any written communications that we or anyone authorized to do so on our behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

*          *          *          *          *

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact David P. Oelman or James R. Brown, each of Vinson & Elkins L.L.P., at (713) 758-3708 and (713) 758-2495, respectively.

Very truly yours,

ONEWATER MARINE, INC.

By:	/s/ Austin Singleton
Name:	Austin Singleton
Title:	Chief Executive Officer

Enclosures

cc:	Anthony Aisquith, Chief Operating Officer, OneWater Marine, Inc.
Jack Ezzell, Chief Financial Officer, OneWater Marine, Inc.
David P. Oelman, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.
Daniel J. Bursky, Fried, Frank, Harris, Shriver & Jacobson LLP
Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP